Filed pursuant to Rule 433

Preliminary Prospectus dated November 25, 2008

Registration No. 333-131810

DOMINION RESOURCES, INC.

FINAL TERM SHEET

November 25, 2008

2008 Series D 8.875% Senior Notes due 2019

Issuer:	Dominion Resources, Inc.

Principal Amount:	$600,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/A- (stable outlook)/ BBB+ (stable outlook)

Trade Date:	November 25, 2008

Settlement Date:	December 1, 2008

Final Maturity Date:	January 15, 2019

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	July 15, 2009

Call Provisions:	Make Whole Call at T+50 bps

Optional Holder Repurchase Date:	January 15, 2014

Treasury Benchmark:	2.75% due October 31, 2013

Benchmark Yield:	2.086%

Spread to Benchmark:	+678.9 bps

Reoffer Yield:	8.875%

Coupon:	8.875%

Price to Public:	99.972%

Proceeds to Company Before Expenses:	99.372%

CUSIP/ISIN:	25746UBG3/US25746UBG31

Joint Book-Running Managers:	Barclays Capital Inc. and J.P. Morgan Securities Inc.

Co-Managers:

Credit Suisse Securities (USA) LLC; Deutsche Bank Securities Inc. and KeyBanc Capital Markets Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, Inc.; Scotia Capital (USA) Inc.; SunTrust Robinson Humphrey, Inc. and UniCredit Capital Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-227-2275, ext. 2663 (toll free)
J.P. Morgan Securities Inc.	1-212-834-4533 (collect)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.